Exhibit 99.1

Weidai Ltd. Announces First Quarter 2019 Financial Results

Hangzhou, June 4, 2019 /PRNewswire/ – Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First quarter 2019 Financial Highlights:

•	Net revenues were RMB949.7 million (US$141.5 million) in the first quarter of 2019, an increase of 1.6% from RMB934.9 million in the same period of 2018 and a decrease of 4.4% from RMB993.5 million sequentially.

•	Loan facilitation service fees were RMB766.9 million (US$114.3 million) in the first quarter of 2019, an increase of 7.4% from RMB714.4 million in the same period of 2018 and a decrease of 9.2% from RMB844.7 million sequentially.

•	Post-facilitation service fees were RMB83.5 million (US$12.4 million) in the first quarter of 2019, an increase of 1.4% from RMB82.3 million in the same period of 2018 and a decrease of 0.8% from RMB84.2 million sequentially.

•	Net income was RMB109.0 million (US$16.2 million) in the first quarter of 2019, compared to RMB124.6 million in the same period of 2018 and RMB110.0 million sequentially.

•	Adjusted net income[1] was RMB134.6 million (US$20.1 million) in the first quarter of 2019, compared to RMB157.6 million in the same period of 2018 and RMB133.2 million sequentially.

 First quarter 2019 Operational Highlights:

Loan volume

The following table sets forth the volume of loans we facilitated and originated (including loans funded by institutional funding partners) for the periods indicated:

	For the three months ended,
	December 31, 2018		March 31, 2019
	RMB	% of total loan volume	RMB	% of total loan volume
	(in millions, except for percentages)

Total loan volume	17,117	100.0	15,247	100.0
Including:
Loans funded by institutional funding partners	891	5.2	733	4.8

Loan balance

Total loan balance decreased to RMB19.6 billion (US$2.9 billion) as of March 31, 2019 from RMB19.9 billion as of December 31, 2018.

1 Adjusted net income, a non-GAAP financial measure, is defined as net income before share-based compensation expenses.

First quarter 2019 Financial Results

Net revenues decreased by 4.4% to RMB949.7 million (US$141.5 million) in the first quarter of 2019 from RMB993.5 million in the previous quarter, primarily due to decreases in loan facilitation service fees and post-facilitation service fees. The decrease was partially offset by increases in other revenues and net financing income. The Company’s take rate2 decreased to 4.8% in the first quarter of 2019 from 5.0% in the previous quarter.

•	Loan facilitation service fees decreased by 9.2% to RMB766.9 million (US$114.3 million) in the first quarter of 2019, from RMB844.7 million in the previous quarter. The decrease was primarily due to decrease in loan volume and loan balance. In the first quarter of 2019, the impact of applying ASC 606 resulted in a decrease in loan facilitation service fees of RMB21.6 million.

•	Post-facilitation service fees decreased by 1.0% to RMB83.5 million (US$12.4 million) in the first quarter of 2019, from RMB84.2 million in the previous quarter. The decrease was primarily due to a decrease in loan volume and loan balance.

•	Other revenues increased by 19.2% to RMB51.6 million (US$7.7 million) in the first quarter of 2019, from RMB43.3 million in the previous quarter.

•	Net financing income increased by 123.9% to RMB47.7 million (US$7.1 million) in the first quarter of 2019, from RMB21.3 million in the previous quarter.

Provision for loans and advances decreased by 25.3% to RMB244.1 million (US$36.4 million) in the first quarter of 2019, from RMB326.6 million in the previous quarter. Provision for loans and advances as a percentage of total loan volume decreased to 1.60% in the first quarter of 2019 from 1.91% in the previous quarter, but remained higher than the other quarters in 2018 (0.59%, 0.47% and 1.09% in the first, second and third quarter of 2018, respectively). Provision for loans and advances as a percentage of net revenue decreased to 25.7% in the first quarter of 2019 from 32.9% in the fourth quarter of 2018.

Operating costs and expenses decreased by 7.1% to RMB580.8 million (US$86.5 million) in the first quarter of 2019, from RMB625.3 million in the previous quarter. Operating costs and expenses as a percentage of net revenues decreased to 61.2% in the first quarter of 2019 from 62.9% in the fourth quarter of 2018.

•	Provision for financial guarantee liabilities increased by 148.1% to RMB53.9 million (US$8.0 million) in the first quarter of 2019, from RMB21.7 million in the previous quarter.

•	Origination and servicing expenses decreased by 9.0% to RMB376.4 million (US$56.1 million) for the first quarter of 2019 from RMB413.8 million in the previous quarter, primarily due to continued cost optimization efforts. Origination and servicing expenses as a percentage of net revenues decreased to 39.6% in the first quarter of 2019 from 41.7% in the fourth quarter of 2018.

•	Sales and marketing expenses increased by 24.8% to RMB48.9 million (US$7.3 million) for the first quarter of 2019 from RMB39.2 million in the previous quarter, which was primarily due to an increase in online marketing activities in the first quarter of 2019.

•	General and administrative expenses decreased by 48.7% to RMB58.0 million (US$8.6 million) for the first quarter of 2019 from RMB112.9 million in the previous quarter. The decrease was primarily due to a decrease in staff costs.

•	Research and development expenses increased by 15.7% to RMB43.7 million (US$6.5 million) in the first quarter of 2019 from RMB37.8 million in the previous quarter, primarily due to continued investment in technology infrastructure and systems.

2 “Take rate” is defined as dividing net revenue of a certain period by the period end loan balance.

Share-based compensation expenses increased by 10.4% to RMB25.6 million (US$3.8 million) in the first quarter of 2019, from RMB23.2 million in the previous quarter.

Income tax expenses were RMB38.1 million (US$5.7 million) for the first quarter of 2019, compared to RMB21.5 million income tax benefits in the previous quarter.

Net income remained relatively stable at RMB109.0 million (US$16.2 million) for the first quarter of 2019, compared to RMB110.0 million in the previous quarter.

Net income and comprehensive income attributable to ordinary shareholders decreased by 3.0% to RMB105.4 million (US$15.7 million) in the first quarter of 2019, from RMB108.7 million in the previous quarter.

Adjusted net income remained relatively stable at RMB134.6 million (US$20.1 million) in the first quarter of 2019, compared to RMB133.2 million in the previous quarter.

Use of Non-GAAP Financial Measures

The Company uses adjusted net income, a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net income helps identify underlying trends in its business by excluding the impact of share-based compensation expenses. The Company believes that adjusted net income provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of "non-standard" collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with both online investors and institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the noon buying rate on March 29, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Christian Arnell

Tel: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	1,741,911	1,472,593	219,423
Restricted cash	1,619,937	838,961	125,009
Loans and advances, net	1,482,368	1,155,368	172,156
Contract assets	-	944,495	140,735
Short-term investments	4,100	222,920	33,216
Prepaid expenses and other assets	560,165	483,135	71,988
Amounts due from related parties	21,797	17,198	2,562
Total current assets	5,430,278	5,134,670	765,089

Non-current assets:
Restricted cash	19,368	27,901	4,157
Long-term investments	13,333	13,333	1,987
Loans and advances, net	421,564	402,260	59,939
Prepaid expenses and other assets	7,606	5,606	834
Property, equipment and software, net	88,731	81,568	12,154
Goodwill	5,812	5,812	866
Contract assets	-	366,060	54,545
Deferred tax assets	329,796	317,498	47,309
Total non-current assets	886,210	1,220,038	181,791
Total assets	6,316,488	6,354,708	946,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of 3,571,677 and RMB2,231,239(US$332,465) as of December 31, 2018 and March 31, 2019, respectively):
Payable to institutional funding partners and online investors	1,005,236	504,402	75,158
Current account with online investors and borrowers	2,005,605	1,197,838	178,483
Income tax payable	70,679	94,959	14,149
Accrued expenses and other liabilities	501,439	451,253	67,240
Amounts due to related parties	28,728	14,705	2,191
Deferred revenue	11,962	-	-
Contract liabilities	-	22,918	3,415
Total current liabilities	3,623,649	2,286,075	340,636
Non-current liabilities (including non-current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB475,613 and RMB726,598 (US$108,266) as of December 31, 2018 and March 31, 2019, respectively):
Payable to institutional funding partners and online investors	450,160	425,875	63,457
Deferred revenue	11,343	-	-
Contract liabilities	-	6,041	900
Other non-current liabilities	14,110	14,615	2,178
Deferred tax liabilities	-	280,067	41,731
Total non-current liabilities	475,613	726,598	108,266
Total liabilities	4,099,262	3,012,673	448,902

Shareholders’ equity
Class A ordinary shares (par value of US$0.000002 per share; 35,375,777 and 35,375,777 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	-	-	-
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 and 35,071,400 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	1	1	-
Additional paid-in capital	1,170,956	1,196,580	178,296
Accumulated other comprehensive loss	(2,700)	(8,253)	(1,230)
Retained earnings	1,040,443	2,144,968	319,610
Total Weidai Ltd. shareholders’ equity	2,208,700	3,333,296	496,676
Noncontrolling interests	8,526	8,739	1,302
Total shareholders’ equity	2,217,226	3,342,035	497,978
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,316,488	6,354,708	946,880

Weidai Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31, 2018	Three Months Ended March 31, 2019
	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net revenues:
Loan facilitation service fees	844,735	766,930	114,276
Post facilitation service fees	84,174	83,464	12,437
Other revenues	43,301	51,617	7,691
Financing income	62,164	86,666	12,914
Less: Funding costs	(40,860)	(38,977)	(5,808)
Net financing income	21,304	47,689	7,106
Total net revenues	993,514	949,700	141,510
Provision for loans and advances	(326,631)	(244,124)	(36,376)
Net revenues after provision for loans and advances	666,883	705,576	105,134

Operating costs and expenses:
Provision for financial guarantee liabilities	(21,712)	(53,872)	(8,027)
Origination and servicing expenses	(413,750)	(376,374)	(56,081)
Sales and marketing expenses	(39,151)	(48,873)	(7,282)
General and administrative expenses	(112,906)	(57,958)	(8,636)
Research and development expenses	(37,771)	(43,684)	(6,509)
Total operation costs and expenses	(625,290)	(580,761)	(86,535)

Income from operations	41,593	124,815	18,599
Interest income, net	21,247	12,358	1,841
Government subsidies	32,427	10,591	1,578
Other expenses, net	(6,785)	(710)	(106)
Net income before income taxes	88,482	147,054	21,912
Income tax benefits/(expenses)	21,496	(38,096)	(5,676)
Net income	109,978	108,958	16,236
Net income attributable to noncontrolling interests	(1,304)	(3,566)	(531)
Net income and comprehensive income attributable to Weidai Ltd.’s ordinary shareholders	108,674	105,392	15,705
Earnings per share:
Basic	1.61	1.50	0.22
Diluted	1.61	1.49	0.22
Shares used in earnings per share computation:
Basic	58,556,551	70,447,177	70,447,177
Diluted	58,556,551	70,929,790	70,929,790

Weidai Ltd.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31, 2018	Three Months Ended March 31, 2019
	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net income	109,978	108,958	16,236
Add:
Share-based compensation expenses	23,216	25,624	3,818
Adjusted net income	133,194	134,582	20,054